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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RMH Teleservices, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
749938 10 6 (CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box    ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 749938 10 6		PAGE 2 OF 17 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey J. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 1,161,805

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 1,161,805

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,805

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.49%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 749938 10 6		PAGE 3 OF 17 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jami J. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 868,500

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 868,500

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 749938 10 6		PAGE 4 OF 17 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Julie J. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 958,500

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 958,500

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.00%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 749938 10 6		PAGE 5 OF 17 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Janet J. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 768,500

		8	SHARED VOTING POWER -0-

		9	SOLE DISPOSITIVE POWER 768,500

		10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 749938 10 6		PAGE 6 OF 17 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James J. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 825,000

	8	SHARED VOTING POWER 118,682

	9	SOLE DISPOSITIVE POWER 825,000

	10	SHARED DISPOSITIVE POWER 118,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 943,682

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.90%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 749938 10 6		PAGE 7 OF 17 PAGES

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald L. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 470,000

	8	SHARED VOTING POWER 431,682

	9	SOLE DISPOSITIVE POWER 470,000

	10	SHARED DISPOSITIVE POWER 431,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,682

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.59%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 749938 10 6		PAGE 8 OF 17 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gladys M. Jensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000

	8	SHARED VOTING POWER 313,000

	9	SOLE DISPOSITIVE POWER 500,000

	10	SHARED DISPOSITIVE POWER 313,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

This Schedule 13D (this "Filing") relates to the common stock, no par value (the "Common Stock"), and voting and other contractual rights relating thereto, of RMH Teleservices, Inc., a Pennsylvania corporation (the "Company"), which has its principal executive offices located at 40 Morris Avenue, Bryn Mawr, Pennsylvania 19010. The purpose of this Filing is to reflect the ownership of the Company's Common Stock by the individual reporting persons who are former members of R-T Investors, LLC, a Nevada limited liability company ("RTI").

This Filing amends and restates (1) the Schedule 13D with respect the Company's Common Stock, dated March 28, 2000, filed on behalf of RTI, Jeffrey J. Jensen ("Jeff"), Jami J. Jensen ("Jami"), Julie J. Jensen ("Julie"), Janet J. Jensen ("Janet"), James J. Jensen ("James"), Ronald L. Jensen ("Ronald") and Gladys M. Jensen ("Gladys") with the Securities Exchange Commission (the "Commission") on April 27, 2000 (the "Original Schedule 13D"), as previously amended by Schedule 13D (Amendment No. 1), dated January 18, 2000, filed on behalf of RTI, Jeff, Jami, Julie, Janet, James, Ronald and Gladys with the Commission on February 20, 2001, and as previously amended further by Schedule 13D (Amendment No. 2), dated April 27, 2001, filed on behalf of Jeff, Jami, Julie, Janet, James, Ronald and Gladys with the Commission on June 6, 2001 (the "Schedule 13D/A, Amendment No. 2").

The individual reporting persons, who are all family members, have previously reported their ownership of shares of the Company's Common Stock as a "group" based on their original common equity ownership in RTI. Based upon a review of the applicable provisions of Section 13(d) and the rules promulgated thereunder, each of the undersigned have determined that they should no longer be considered a group pursuant to Section 13(d). Although each of the undersigned are members of the same family owning shares of the Company's Common Stock and share among them certain common administrative services for their personal and business interests, with the exception of Ronald and his wife, Gladys, who together constitute a group for purposes of Section 13(d), each of the undersigned are adults and live separately from other members of their family who own shares of the Company's Common Stock. Each of the undersigned exercise sole voting and dispositive power and control over their respective shares of the Company's Common Stock. In addition, the undersigned have not entered into any agreement or understanding relating to the voting or disposition of such shares, except for the limited antitakeover provisions set forth in the Amended and Restated Shareholder Agreement with the Company (as described in Item 6), which does not generally limit each reporting person's exercise of his or her sole voting and dispositive power and control of such shares and is intended to benefit the Company and its other shareholders.

Item 2. Identity and Background.

1.	(a)	Jeffrey J. Jensen
	(b)	6500 Beltline Road, Suite 170, Irving, Texas 75063
	(c)	Jeffrey J. Jensen is the President of Specialized Associated Services, Ltd., located at the above address.
	(d)	Jeffrey J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	Jeffrey J. Jensen is a citizen of the United States.
2.	(a)	Jami J. Jensen
	(b)	1401 Colt Circle, Castle Rock, Colorado 80104
	(c)	Jami J. Jensen is the President of Joule, Inc., located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.
	(d)	Jami J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	Jami J. Jensen is a citizen of the United States.
3.	(a)	Julie J. Jensen
	(b)	6220 Garnett Road, Chevy Chase, Maryland 20815
	(c)	Julie J. Jensen is a personal investor living in Maryland.
	(d)	Julie J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	Julie J. Jensen is a citizen of the United States.
4.	(a)	Janet J. Jensen
	(b)	4516 Windsor Ridge, Irving, Texas 75038
	(c)	Janet J. Jensen is the President of Rayco Entertainment located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.
	(d)	Janet J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	Janet J. Jensen is a citizen of the United States.
5.	(a)	James J. Jensen
	(b)	16 Wooster Street, 3rd Floor, New York, New York 10013
	(c)	James J. Jensen is the Executive Director of Jenesis Group located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.
	(d)	James J. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	James J. Jensen is a citizen of the United States.
6.	(a)	Ronald L. Jensen
	(b)	4700 Windsor Ridge, Irving, Texas 75038
	(c)	Ronald L. Jensen serves as Chairman of the Board of UICI located at 4001 McEwen, Dallas, Texas 75244.
	(d)	Ronald L. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(f)	Ronald L. Jensen is a citizen of the United States.
7.	(a)	Gladys M. Jensen
	(b)	4700 Windsor Ridge, Irving, Texas 75038
	(c)	Gladys M. Jensen is the wife of Ronald L. Jensen.

(d)	Gladys M. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(f)	Gladys M. Jensen is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On February 17, 2000, RTI entered into an option agreement with Advanta Partners LP ("Advanta"), whereby RTI paid Advanta $1,000,000 from its working capital for the option to purchase 2,658,456 shares of the Company's Common Stock (the "Option Agreement"). The Option Agreement provided for the occurrence of certain conditions before any exercise of the option (in whole or in part), including receipt of all necessary approvals, waivers, consents and clearances from government authorities; continuing approval from the Company's Board of Directors; all necessary approvals from the partners of Advanta; and an opinion of counsel to the Company.

On March 7, 2000, RTI exercised the option in part to purchase 398,000 shares of the Company's Common Stock and paid Advanta $2,786,000 from its working capital for those shares. On March 28, 2000, RTI exercised the remainder of the option to purchase 2,260,456 shares of the Company's Common Stock and paid Advanta $15,823,192 from its working capital for those shares.

By separate agreement on March 30, 2000, RTI purchased 1,414,500 shares of the Company's Common Stock from Raymond J. Hansell and Mary Sue Lucci Hansell for $10,435,920. The purchase price paid to the Hansells was from RTI's working capital.

On April 24, 2000, Jeff was granted options to purchase 2,000 shares of the Company's Common Stock at an exercise price of $6.875 per share, which options were fully exercisable on the date of grant and are, therefore, reflected in Jeff's total beneficial ownership.

At a special meeting of the members of RTI on June 2, 2000, the individual reporting persons, constituting all the members of RTI, unanimously agreed to distribute all of the assets of RTI to its members in complete liquidation of the entity and to dissolve RTI effective immediately. The assets of RTI, consisting of 4,072,956 shares of the Company's Common Stock were then distributed to the members in accordance with their then current membership interests in RTI on June 2, 2000, subject only to the issuance by the Company's transfer agent of new certificates evidencing, respectively, the number of shares of the Company's Common Stock distributed to each individual reporting person. Articles of Dissolution for RTI were filed with the Secretary of State of Nevada on December 6, 2000. The then current membership interests reflect a transfer of membership interests among all the members on June 2, 2000, prior to the determination to distribute RTI's assets and dissolve.

On January 4, 2001, in market purchases, Jeff purchased 81,000 shares of the Company's Common Stock and each of Jami, Julie, Janet and James purchased 73,500 shares of the Company's Common Stock at an average price per share of $3.15, for an aggregate purchase price of approximately $1,181,250. The purchases were made from personal funds.

On January 16, 2001, Jeff was granted additional options to purchase 2,000 shares of the Company's Common Stock at an exercise price of $4.1875 per share, the closing price of the Company's Common Stock on the date of grant. The options vest in three equal annual installments beginning on the first anniversary of the date of grant, and therefore, one-third of such options, or 667 shares of the Company's Common Stock, are reflected in Jeff's total beneficial ownership.

On March 30, 2001, pursuant to a Stock Purchase Agreement of the same date, Jeff purchased 400,182 shares of the Company's Common Stock, James purchased 175,000 shares of the Company's Common Stock, Ronald and Gladys jointly purchased 313,000 shares of the Company's Common Stock, and each of Jami, Janet and Julie purchased 310,000 shares of the Company's Common Stock from the Company at a purchase price per share of $5.50, for an aggregate purchase price of approximately $10,000,001. The purchases were made from personal funds.

On August 1, 2001, James disposed of 13,500 shares and 10,000 shares of the Company's Common Stock in bona fide gift transactions.

On October 26, 2001, pursuant to individual stock purchase agreements of the same date, in a private placement transaction, three entities purchased from the Company, at a purchase price of $9.6417 per unit, an aggregate of 217,804 shares of the Company's Common Stock and warrants to purchase 83,491 shares of the Company's Common Stock at an exercise price of $12.00 per share, for an aggregate purchase price of $2,000,000. Each unit was comprised of one share of the Company's Common Stock and a warrant for one-third of a share of the Company's Common Stock. The shares of the Company's Common Stock and warrants to purchase shares of the Company's Common Stock were allocated among the three entities as follows: JFO 1, LLC acquired 118,682 shares of the Company's Common Stock for a purchase price of approximately $1,144,296; Texas Margins, LLC acquired 76,000 shares of the Company's Common Stock and warrants to purchase 76,000 shares of the Company's Common Stock for a purchase price of approximately $732,769; and Gladshare 1, LLC acquired from the Company 23,122 shares of the Company's Common Stock and warrants to purchase 7,491 shares of the Company's Common Stock for a purchase price of approximately $222,935. Ronald and James have approximately a 66% and 34% membership interest, respectively, in JFO 1, LLC. Texas Margins, LLC and Gladshare 1, LLC are entities organized by affiliates of Ronald and to which Ronald loaned funds used to purchase the above-referenced shares of the Company's Common Stock and warrants. Such loans are secured by the above-referenced shares of the Company's Common Stock and warrants acquired by Texas Margins, LLC and Gladshare 1, LLC pursuant to a loan agreement under which Ronald has the right to acquire such shares and warrants if the loans are not repaid. Ronald owns no equity interest in Texas Margins, LLC or Gladshare 1, LLC, exercises no voting or dispositive power or control of the shares of the Company's Common Stock or the warrants to purchase shares of the Company's Common Stock owned by Texas Margins, LLC and Gladshare 1, LLC, and, therefore, disclaims any beneficial ownership thereof.

On December 3, 2001, in market sales, Janet sold 60,000 shares of the Company's Common Stock, and Jami disposed of 15,000 shares of the Company's Common Stock at a price per share of $16.45.

On January 8, 2002, in a market sale, Janet sold 20,000 shares of the Company's Common Stock at a price per share of $17.70.

On January 9, 2002, in a market sale, Janet sold 35,000 shares of the Company's Common Stock at a price per share of $17.65.

On April 16, 2002, in market sales, Janet sold 41,000 shares of the Company's Common Stock, and Jami sold 41,000 shares of the Company's Common Stock at a price per share of $18.75.

On April 18, 2002, in market sales, Janet sold 59,000 shares of the Company's Common Stock, and Jami sold 59,000 shares of the Company's Common Stock at a price per share of $18.00.

On April 18, 2002, Ronald disposed of 30,000 shares of the Company's Common Stock in a bona fide gift transaction.

On June 18, 2002, Jeff was granted additional options to purchase 5,000 shares of the Company's Common Stock at an exercise price of $11.05 per share, the closing price of the Company's Common Stock on the date of grant. All of such options vest on the date of grant, and therefore, all of such options are reflected in Jeff's total beneficial ownership.

Item 4. Purpose of Transaction.

In connection with the Option Agreement, the Board of Directors of the Company convened a Special Committee. Subject to a shareholder agreement in a form satisfactory to the Special Committee (the "Shareholder Agreement"), the Special Committee approved the transactions contemplated by the

Option Agreement, approved RTI as an interested shareholder, and resolved that the provisions of Subchapter F, BCL §§ 2551-2555 would not apply to RTI following the exercise in whole of the Option Agreement. Additionally, two directors on the Board of Directors of the Company, who were nominated by Advanta, agreed to resign upon the exercise in whole of the Option Agreement. The Special Committee agreed to the designation of two directors by RTI following the resignations.

Other than as set forth in the preceding paragraph, the persons signing this Filing do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5. Interest in Securities of the Issuer.

  (a)
  Due to a clerical error, the original Schedule 13D dated March 28, 2000, and filed with the Commission on April 27, 2000, incorrectly stated (on pages 2-9 and in Item 5) the aggregate number of shares of the Company's Common Stock then owned by RTI as 4,074,456. The aggregate number of shares of the Company's Common Stock then owned by RTI was accurately described in Item 3 in the form of three identified purchases of shares of the Company's Common Stock that totaled 4,072,956.

    The following chart reflects the number of shares of the Company's Common Stock owned by each individual reporting person and the percentage of the outstanding Company Common Stock such shares represent:

Name	Shares	Percentage
Jeffrey J. Jensen	1,161,805	8.49%
Jami J. Jensen	868,500	6.35%
Julie J. Jensen	958,500	7.00%
Janet J. Jensen	768,500	5.62%
James J. Jensen	943,682	6.90%
Ronald L. Jensen	901,682	6.59%
Gladys M. Jensen	813,000	5.94%

    The percentage calculations are based upon 13,683,915 shares of the Company's Common Stock outstanding on May 13, 2002, which is the number of shares of the Company's Common Stock reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and filed with the Commission on May 15, 2002.

  (b)
  Each of Jeff, Jami, Julie and Janet has sole voting and dispositive power over the number of shares of the Company's Common Stock set forth opposite his or her name in the chart above. James and Ronald have sole voting and dispositive power over 825,000 and 470,000 shares of the Company's Common Stock, respectively, and an additional 118,682 shares of the Company's Common Stock are held by JFO 1, LLC, in which James and Ronald have approximately a 34% and 66% membership interest. The 118,682 shares of the Company's Common Stock owned by JFO 1, LLC are treated as being beneficially owned by each of James and Ronald because they share voting and dispositive power. Gladys has sole voting and dispositive power over 500,000 shares of the Company's Common Stock, and an additional 313,000 shares of the Company's Common Stock are jointly and beneficially owned by Ronald and Gladys, with respect to which they share voting and dispositive power.

  (c)
  See Item 3.

  (d)
  None.

  (e)
  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Under the Shareholder Agreement, the Company granted RTI the right to designate two members to the Board of Directors of the Company. Under the terms of the Shareholder Agreement, the Board of Directors of the Company shall consist of the Chief Executive Officer of the Company, two designees appointed by RTI, and at least three independent directors. RTI's right to designate two directors shall terminate if RTI ceases to beneficially own 15% of the voting securities of the Company allowed to vote in the election of directors. The individual reporting persons, as a group, intend to maintain this right as the successors to RTI.

The Shareholder Agreement also contains provisions relating to certain restrictions on business combinations. RTI agreed that it and its affiliates will not consummate any tender offer, exchange offer, merger or other business combination, recapitalization or similar transaction involving the Company or any of its subsidiaries unless approved by (i) a majority of the members of the a special committee consisting of all of the independent members of the Board of Directors and (ii) a majority of the unaffiliated shares, or, in the case of a tender offer or exchange offer, the offer has a minimum condition that a majority of the unaffiliated shares shall have been validly tendered and not withdrawn and the offer provides that it will be extended for ten business days after RTI has publicly announced that such minimum condition has been satisfied. In the event of a takeover proposal initiated by a third party and recommended by the Company's Board of Directors, RTI agreed to vote its shares of Common Stock, which are in excess of 32% of the voting power, in the same proportion as the unaffiliated shares are voted. The individual reporting persons intend to comply with this obligation as the successors to RTI.

On June 2, 2000, pursuant to its dissolution, RTI distributed to Ronald, Gladys, Jeff, Jami, Julie, Janet and James (collectively, the "Shareholders"), each of whom was a member of RTI, all of the shares of the Company's Common Stock held by RTI at the time of such distribution. On December 6, 2000, RTI was dissolved and ceased to exist.

The Shareholders agreed to enter into that certain Amended and Restated Shareholder Agreement, dated as of March 30, 2001, which sets forth the same substantive terms as the Shareholder Agreement and substitutes the Shareholders as successors in interest to RTI.

Item 7. Material to be Filed as Exhibits.

1.    The Stock Purchase Agreement, dated March 30, 2001, between the Company and Jeffrey Jensen, individually, and as attorney in fact for: Ronald L. Jensen, Gladys M. Jensen, Jami J. Jensen, Julie J. Jensen, Janet J. Jensen, and James J. Jensen (incorporated by reference to Exhibit 10.1 to the

Company's Statement on Form 8-K dated April 2, 2001, and filed with the Commission on April 12, 2001).

2.    The Amended and Restated Shareholders' Agreement, dated as of March 30, 2001, between RMH Teleservices, Inc. and Ronald L. Jensen, Gladys M. Jensen, Jeffrey J. Jensen, Jami J. Jensen, Julie J. Jensen, Janet J. Jensen and James J. Jensen (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A, Amendment No. 2).

3.    The Stock Purchase Agreement, dated as of October 26, 2001, between RMH Teleservices, Inc., JFO 1, LLC, Texas Margins LLC and Gladshares 1, LLC.

4.    Agreement of Joint Filing, dated July 26, 2002, executed by Ronald L. Jensen and Gladys M. Jensen.

Disclaimer Pursuant to Rule 13d-4

        Because, pursuant to the Registration Rights and Lock-up Agreement, dated December 1, 1997, each of the reporting persons covered by this Filing agreed to certain restrictions on transfer of the shares issued to such persons pursuant to the Stock Exchange Agreement and otherwise such persons may be deemed to constitute a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing in this Filing shall be construed as an admission that any reporting person identified herein is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, or otherwise, the beneficial owner of any securities of the Company covered by this Filing, except for those securities identified as being beneficially owned by such reporting person herein.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 26, 2002	/s/ Jeffrey J. Jensen Jeffrey J. Jensen, Individually
JAMI J. JENSEN
July 26, 2002
/s/ Jeffrey J. Jensen
Jeffrey J. Jensen, Attorney-in-Fact,
under Confirming Statement, dated September 11, 2001, which is hereby incorporated by reference to an amendment to Form 5 for RMH Teleservices, Inc. filed on October 9, 2001.
JULIE J. JENSEN
July 26, 2002
/s/ Jeffrey J. Jensen
Jeffrey J. Jensen, Attorney-in-Fact,
under Confirming Statement, dated September 11, 2001, which is hereby incorporated by reference to an amendment to Form 5 for RMH Teleservices, Inc. filed on October 9, 2001.
JANET J. JENSEN
July 26, 2002
/s/ Jeffrey J. Jensen
Jeffrey J. Jensen, Attorney-in-Fact,
under Confirming Statement, dated September 11, 2001, which is hereby incorporated by reference to an amendment to Form 5 for RMH Teleservices, Inc. filed on October 9, 2001.
JAMES J. JENSEN
July 26, 2002
/s/ Jeffrey J. Jensen
Jeffrey J. Jensen, Attorney-in-Fact,
under Confirming Statement, dated September 11, 2001, which is hereby incorporated by reference to an amendment to Form 5 for RMH Teleservices, Inc. filed on October 9, 2001.
July 26, 2002	/s/ Ronald L. Jensen Ronald L. Jensen, Individually
July 26, 2002	/s/ Gladys M. Jensen Gladys M. Jensen, Individually

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Disclaimer Pursuant to Rule 13d-4